[Prestige Brands, Inc. Letterhead]
August 16, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Krug, Senior Counsel
Via:	EDGAR Submission and Facsimile

Re:	Prestige Brands, Inc. Registration Statement on Form S-4 Filed August 9, 2010 File No. 333-168683
Ladies and Gentlemen:
     Prestige Brands, Inc. and the additional registrants listed on Schedule A to the Registration Statement (together, the “Company”), each hereby request that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. (ET) on Wednesday, August 18, 2010, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.
     The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Mark F. McElreath of Alston & Bird LLP with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

PRESTIGE BRANDS, INC.
By:	/s/ Eric S. Klee
Eric S. Klee
Secretary and General Counsel

 PRESTIGE BRANDS HOLDINGS, INC.
 PRESTIGE PERSONAL CARE HOLDINGS, INC.
 PRESTIGE PERSONAL CARE, INC.
 PRESTIGE SERVICES CORP.
 PRESTIGE BRANDS HOLDINGS, INC.
 PRESTIGE BRANDS INTERNATIONAL, INC.
 MEDTECH HOLDINGS, INC.
 MEDTECH PRODUCTS INC.
 THE CUTEX COMPANY
 THE DENOREX COMPANY
 THE SPIC AND SPAN COMPANY

By:	/s/ Eric S. Klee
Eric S. Klee
Secretary and General Counsel

cc:    Mark F. McElreath